UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:  September 30, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FLUENT, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

300 Vesey Street, 9th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10282

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Quarterly Report on Form 10-Q for the three months ended September 30, 2024 (the “Quarterly Report”) of Fluent, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. As previously disclosed, the Company’s wholly owned subsidiary, Fluent, LLC, as Borrower, is party to a credit agreement (as amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”) with the Company and certain subsidiaries of the Borrower as as guarantors, Crystal Financial LLC d/b/a SLR Credit Solution, as administrative agent, lead arranger and bookrunner (“SLR”), and each other lender from time to time party thereto.

The Company has been in discussions with SLR concerning a third amendment to the Credit Agreement (the “Third Amendment”) to address the Company’s non-compliance with its financial covenants in the Credit Agreement as of September 30, 2024. The parties executed the Third Amendment on November 14, 2023, which is reflected in the Quarterly Report filed concurrently with this notification.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Barsky	(646)	356-8455
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report (a) revenue for the nine months ended September 30, 2024 of $189.2 million compared to $225.6 million for the nine months ended September 30, 2023; (b) loss from operations for the nine months ended September 30, 2024 of ($18.2) million compared to ($58.3) million for the nine months ended September 30, 2023; and (c) net loss for the nine months ended September 30, 2024 of ($25.8) million, or ($1.75) per diluted share, compared to ($61.3) million, or ($4.46) per diluted share, for the nine months ended September 30, 2023.

Fluent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2024	By:	/s/ Donald Patrick
	Name:	Donald Patrick
	Title:	Chief Executive Officer